9 December 2024

Director Declaration

Pursuant to Listing Rule 6.4.9 (2), RELX PLC (the "Company") announces that June Felix, a Non-Executive Director of the Company, has been appointed as a Non-Executive Director of Iron Mountain Incorporated, with effect from 1 January 2025. Iron Mountain Incorporated is listed on the New York Stock Exchange.

-ENDS-

ENQUIRIES:	Colin Tennant (Investors) +44 (0)20 7166 5751	Paul Abrahams (Media) +44 (0)20 7166 5724